Wells Fargo Home Mortgage
1 Home Campus
Des Moines, IA 50328-0001

Management Assertion

As of and for the year ended December 31, 2002, Wells Fargo Home Mortgage Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Wells Fargo Home Mortgage Inc. had in effect a fidelity bond along with an errors and omissions policy in the amounts of $100 million and $20 million, respectively.

February 25, 2003

/s/ Pete Wissinger

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Peter Wissinger
Chief Execucutive Officer


/s/ Michael J. Heid

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Michael J. Heid
Chief Financial Officer
Executive Vice President


/s/ Robert Caruso

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Robert Caruso
Senior Vice President
Loan Servicing